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                                                                      EXHIBIT 21


SUBSIDIARIES OF THE REGISTRANT

         Carver Bancorp, Inc. (the "Company") is the holding company for Carver Federal Savings Bank (the "Bank"), a federally chartered stock savings bank. The Bank, in turn, wholly owns two subsidiaries, CSFB Credit Corp. and CSFB Realty Corp, both of which are incorporated in the State of New York.

         The Company is the sole stockholder of Alhambra Holding Corp., a Delaware corporation ("Alhambra"). Alhambra owns 80% of the common stock and 100% of the preferred stock of Alhambra Realty Corp., a Delaware corporation.